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                                                           +------------------+
                                 UNITED STATES             |   OMB APPROVAL   |
                      SECURITIES AND EXCHANGE COMMISSION   +------------------+
                            Washington, D.C. 20549         |   OMB Number:    |
                                                           |    3235-0058     |
                                  FORM 12b-25              |     Expires:     |
                                                           |   May 31, 1997   |
                          NOTIFICATION OF LATE FILING      |     Estimated    |
                                                           |  average burden  |
(Check One): [_] Form 10-K  [_] Form 20-F   [_] Form 11-K  |   hours per      |
             [X] Form 10-Q  [_] Form N-SAR                 |  response..2.50  |
                                                           +------------------+
For Period Ended: September 30, 2002                       +------------------+
                                                           |  SEC File No.    |
                [_] Transition Report on Form 10-K         |                  |
                [_] Transition Report on Form 20-F         |    000-23667     |
                [_] Transition Report on Form 11-K         +------------------+
                [_] Transition Report on Form 10-Q         +------------------+
                [_] Transition Report on Form N-SAR        |    CUSIP No.     |
                                                           |  439734-10-4     |
For the Transition Period Ended: ________________________  +------------------+


   Read Instruction (on back page) Before Preparing Form. Please Print or Type
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
HOPPED BANCORP, INC.
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Full Name of Registrant

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Former Name if Applicable

2700 FORT CAMPBELL BOULEVARD
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Address of Principal Executive Office (Street and Number)
HOPKINSVILLE, KENTUCKY 42240
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;

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    | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will
    |      be filed on or before the fifteenth calendar day following the
[X] |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Delays resulted from acquisition of the Fulton, Kentucky Division of Old National Bank. Information necessary to complete the narrative and financial statements for the report was not available in time to complete the report.

                                                 (Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     EDWARD B. CROSLAND JR.               202                  912-4800
     ----------------------------    -------------     -------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes [_] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     It is anticipated that results of operations for the fiscal quarter ended September 30, 2002, will be consistent with the two most recent fiscal quarters. The fiscal quarter ended September 30, 2001, reported a net loss due to a one-time curtailment expense of $1.4 million.

================================================================================

                              HOPFED BANCORP, INC.
           -----------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date NOVEMBER 15, 2002                  By /s/ Billy C. Duvall
    ------------------------------         -------------------------------------
                                              Vice President and Chief Financial
                                              Officer